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      May 26, 2020

       Manny Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Rd, Unit 75
       Mississauga, ON LSA3P1, CANADA

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 8-K
                                                            Filed April 21,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




      Sincerely,


      Division of Corporation Finance

      Office of Technology
       cc:                                              Scott Kline